06003953

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51848

RECEIVED FEB 28 2006

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AJ SLOANE & COMPANY, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

645 FIFTH AVENUE - 18th FLOOR
(No. and Street)

NEW YORK (City) NEW YORK (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALEXANDER J. SLOANE 212-546-6291
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JANOVER RUBINROIT, LLC
(Name – *if individual, state last, first, middle name*)

100 QUENTIN ROOSEVELT BLVD (Address) GARDEN CITY (City) N.Y. (State) 11530 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 24 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Alexander J Sloane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.J. Sloane & Company LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

JAMES M. COLLEARY
Notary Public, State of New York
No. 52-4600543
Qualified in Suffolk County
Cerificate Filed in New York County
Commission Expires Nov. 30, 2006

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AJ SLOANE & COMPANY, LLC

* * * * *

FINANCIAL STATEMENT

DECEMBER 31, 2005

AJ SLOANE & COMPANY, LLC

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT dated February 10, 2006

FINANCIAL STATEMENT	PAGE NO.
Statement of Financial Condition as of December 31, 2005	1
Notes to Financial Statement	2 - 4

LONG ISLAND
100 Quentin Roosevelt Blvd.
Suite 516
Garden City
New York 11530
(516) 542-6300
Fax: (516) 542-9021

NEW YORK CITY
845 Third Avenue
New York
New York 10022
(212) 980-2470
Fax: (212) 980-2177

JANOVER RUBINROIT

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member of
AJ Sloane & Company, LLC:

We have audited the accompanying statement of financial condition of AJ Sloane & Company, LLC as of December 31, 2005, pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of AJ Sloane & Company, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Janover Rubinroit, LLC

February 10, 2006

AJ SLOANE & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash	$	104,935
Accounts receivable		68,200
Property and equipment, net of accumulated depreciation of $6,395		780
Prepaid expenses and other current assets		7,745
	$	181,660

LIABILITIES AND MEMBER'S CAPITAL

Accounts payable and accrued expenses	$	17,411
Due to related party		7,000
Income taxes payable		7,910
Deferred tax liability		1,940
		34,261
Commitments and contingencies		
Member's capital		147,399
	$	181,660

The accompanying notes are an integral part of the financial statements.

NOTE 1 - BUSINESS ORGANIZATION:

AJ Sloane & Company, LLC (the Company) is a New York Limited Liability Company. The Company's National Association of Securities Dealers application was granted on December 22, 2000. Effective January 11, 2001 the Company commenced operations as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and became a member of the National Association of Securities Dealers, Inc. The Company derives most of its income through fees for asset management and related services.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

Allowance for doubtful accounts

Bad debts are provided for under the allowance method based upon analyses of open accounts and their expected collectibility.

Fixed assets

Fixed assets are stated at cost and are depreciated using an accelerated method over their estimated useful lives. These fixed assets and their useful lives are as follows:

	Amount	Useful Life
Computer equipment	$ 6,148	5 years
Furniture & equipment	1,027	7 years
	7,175	
Less accumulated depreciation	(6,395)	
	$ 780	

Revenue recognition

Fee income is recorded as earned when the Company reaches performance goals based on the underlying management agreements.

Income taxes

A provision has been made for unincorporated business taxes for applicable local taxes. The Company is a Limited Liability Company with a single member; therefore, the Company's member includes the operations of the Company in his individual income tax return and will pay all Federal and applicable state taxes associated with the operation of the Company.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - NET CAPITAL REQUIREMENT:

The Company is subject to the SEC Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of minimum regulatory net capital and further requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, not exceed 15:1. At December 31, 2005, the Company had regulatory net capital of $70,674 which was $65,674 in excess of its required minimum regulatory net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.48:1.

NOTE 4 - RELATED PARTY TRANSACTIONS:

The Company shares office space with a related party, AJ Sloane Capital, LLC, a company whose sole member is the sole member of the Company. The Company has an informal lease agreement for office space with this related party, which is on a month to month basis. Rent is currently being charged at $1,000 per month. As of December 31, 2005, the outstanding balance was $7,000.

NOTE 5 - CONCENTRATION OF RISK:

81% of the Company's fee income is secured through a fee-sharing arrangement with one independent asset management company.

The Company had deposits at December 31, 2005 that were in excess of the $100,000 of depository insurance provided by the Federal Deposit Insurance Corporation.

NOTE 6 - INCOME TAXES:

A reconciliation of income taxes provided at the statutory rate to the Company's effective rate is as follows:

Tax at statutory rate	$ 5,307
Permanent differences	12
Other	8,049
	$ 13,368

NOTE 6 - INCOME TAXES: (CONTINUED)

The following temporary difference gives rise to the deferred tax liability as of December 31, 2005:

Conversion from accrual to cash basis	$48,525

The deferred tax liability comprises the following as of December 31, 2005:

Conversion from accrual to cash basis	$1,940

NOTE 7 - COMMITMENTS AND CONTINGENCIES:

Litigation

The Company is, from time to time, a party to litigation arising in the ordinary course of its business. Currently, there are no claims outstanding that management believes is likely to have a material adverse effect upon the financial statements of the Company.